UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2022
Commission File Number 333-262328

Sands China Ltd.
(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

This report contains Sands China Ltd.’s (the “Company”) announcement, dated August 9, 2022, that the Board of Directors of the Company has announced the expiration and the results of the offer to exchange certain outstanding unregistered notes of the Company for an equal principal amount of new notes of the Company, which have been registered under the United States Securities Act of 1933.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement, dated August 9, 2022, entitled “Results of the Offer to Exchange the Outstanding Notes for New Notes of Equal Principal Amount which have been Registered under U.S. Securities Act”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: August 9, 2022	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams General Counsel and Company Secretary